SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
JOHN W. MARTIN
SOREN LINDSTROM
BAKER BOTTS L.L.P.
2001 Ross Avenue, Suite 600
Dallas, Texas 75201
(214) 953-6500
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following document relating to the proposed acquisition of Perot Systems Corporation by Dell Inc. is attached:
1.	Perot Systems - Employee Frequently Asked Questions

1.	Perot Systems – Employee Frequently Asked Questions

Q-1:	What will I receive if I purchased shares of Class A Common Stock, par value $0.01 (“Common Stock”), in the Company as a participant in one of the Company’s Employee Stock Purchase Plans (the “ESPPs”)?

A-1:	If you purchased Common Stock as a participant in one of the ESPPs, you will receive a cash payment in exchange for each share of such Common Stock, such that Dell will provide you with a payment equal to the total number of your shares of Common Stock multiplied by $30. You will receive a notice in the mail from Dell soon regarding the purchase of your shares.

Q-2:	Can I purchase any additional shares of Common Stock through an ESPP if I am a current participant in one of the ESPPs?

A-2:	Yes, if you are currently participating in one of the ESPPs, you will be permitted to purchase additional shares of Common Stock at the end of that ESPP’s current purchase period, which ends September 30, 2009. At the end of this current purchase period, the ESPPs will be suspended to new and continued participation, such that after the current purchase period, no additional Common Stock may be purchased pursuant to the ESPPs. We anticipate that you will receive a cash payment in exchange for these shares of Common Stock (and any other shares of Common Stock acquired pursuant to the ESPPs within the past six months) as soon as practicable after the time that Dell acquires a specific level of ownership in the Company for certain tax purposes (the “Threshold Time”).

Q-3:	If I hold unexercised, vested or unvested, options to purchase shares of Common Stock or stock appreciation rights that are settleable in Common Stock (“Company Stock Options”), what will happen to those options?

A-3:	At the Threshold Time all of your outstanding Company Stock Options will be treated as follows:
•	All of your Company Stock Options that you hold immediately prior to the Threshold Time will vest and be cancelled immediately after the Threshold Time; and

•	You will receive a cash payment in exchange for your cancelled Company Stock Options shortly after the Threshold Time, such that Dell will provide you with a payment equal to the difference between $30 and the exercise price per share of such Company Stock Options multiplied by the number of shares that were subject to the Company Stock Options, less applicable tax withholdings.

Q-4:	If I hold unvested restricted stock awards or restricted stock unit awards (“Company Restricted Stock Awards”) to acquire shares of Common Stock, what will happen to those awards?

A-4:	At the Threshold Time all of your outstanding Company Restricted Stock Awards will be treated as follows:
•	All of your Company Restricted Stock Awards that you hold immediately prior to the Threshold Time will, immediately after the Threshold Time, become vested/earned and cancelled, and your cancelled Company Restricted Stock Awards will be converted into the right to receive a cash payment from Dell; and

•	You will receive a cash payment in exchange for your cancelled Company Restricted Stock Awards shortly after the Threshold Time, such that, Dell will provide you with a payment equal to $30 multiplied by the number of shares that were subject to your Company Restricted Stock Awards, less applicable tax withholdings.
Special Note:
The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this document has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this document that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.